SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2020
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Notice to the Market - 04/20

UEG Araucária Thermal Power Plant - Gas Supply Agreement

Companhia Paranaense de Energia - COPEL, a company that generates, transmits, distributes and sells power, with shares listed on B3 (CPLE3, CPLE5, CPLE6), the NYSE (ELPVY, ELP) and the LATIBEX (XCOP), hereby announces to its shareholders and the market in general that a gas supply agreement was signed between Petróleo Brasileiro S.A - Petrobras and UEG Araucária Ltda - UEGA. The agreement is valid from February 21th to December 31th, 2020 and it provides for the delivery of up to 2,150,000 cubic meters of natural gas per day, without take-or-pay clauses. As a result, TPP Araucária will remain available to the National Interconnected System - SIN and can therefore be dispatched at the discretion of the National System Operator - ONS.

The Variable Cost per Unit (CVU) until April 30th, 2020, to TPP Araucária, pursuant to Aneel Resolution nº 599/2020, are the following:

However, UEG Araucária signed an amendment to the Transfer of Energy Credits agreement with Petróleo Brasileiro S.A. - Petrobras, in accordance with Aneel's Normative Resolution no. 614/2014, for the same duration as the gas supply agreement. The amendment will allow the plant to be dispatched out of merit order, and the gas supplier will inform TPP Araucária weekly whether it will activate the plant. In this context, dispatch will not be charged at the Variable Cost per Unit (CVU) approved by Aneel, but at the value agreed by the parties, taking into account, among other factors, market opportunities and margins considered adequate for the operation of the plant, thus enabling the recovery of the fixed cost related to the dispatch period.

With an installed capacity of 484 MW, the combined cycle power plant is one of the most efficient in the country.

 Curitiba, February 27, 2019.

Ana Letícia Feller

Director of Business Management as Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team: ri@copel.com or +55 41 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date February 27, 2020

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.